Robert A. Zuccaro Direct Dial: (212) 906-1295 robert.zuccaro@lw.com August 23, 2012 VIA EDGAR Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

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File No. 027774-0023

Attention: Mr. Andrew Mew

Mr. Robert Babula

Re:        Comment Letter dated August 10, 2012 to
TransAlta Corporation
Form 40-F for the Fiscal Year ended December 31, 2011
Filed March 2, 2012, File No. 1-15214

Ladies and Gentlemen:

I am writing on behalf of TransAlta Corporation (the “Company”) with respect to the above-referenced comment letter (the “Comment Letter”) relating to the Company’s Form 40-F filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2012.

This will confirm my discussion on August 23 with Mr. Robert Babula of the Commission’s staff (the “Staff”) regarding the extension of the Comment Letter response date to September 10, 2012.

As discussed with Mr. Babula, the Company has advised me that it requested the extension for the following reasons. Due to the timing of the delivery of the Comment Letter via postal service and the temporary absence of certain Company personnel, the Company did not become aware of the contents of the Comment Letter until August 20.  In addition, certain Company employees and members of the Company’s outside audit team who are necessary to prepare and approve the Company’s response to the Comment Letter are temporarily unavailable due to summer vacations.  Lastly, because the Comment Letter contains comments relating to the Company’s 2011 audited financial statements and the related opinion of Ernst & Young, management intends to involve the Company’s Board of Directors (the “Board”) and the Audit and Risk Committee of the Board in the response process.

August 23, 2012

The Company thanks the Staff for its willingness to extend the response date to September 10, 2012.  The Company will respond as soon as practicable.

If you have any questions, please contact me by telephone at (212) 906-1295 or via email at robert.zuccaro@lw.com.

Sincerely,

/s/ Robert A. Zuccaro

Robert A. Zuccaro
of LATHAM & WATKINS

cc:          Brett Gellner

Maryse St.-Laurent

TransAlta Corporation